Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Year Ended December 31,
	2016		2015		2014		2013		2012
Income from Continuing Operations Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$3,672		$2,400		$2,539		$2,561		$2,344
Add: Fixed Charges (1)	253		170		148		123		86
Earnings (2)	$3,925		$2,570		$2,687		$2,684		$2,430
Fixed Charges (1)	$253		$170		$148		$123		$86
Ratio of Earnings to Fixed Charges	15.5	x	15.1	x	18.2	x	21.8	x	28.3	x

(1)
Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2)	Earnings consist of income from continuing operations before income taxes, noncontrolling interest and income/loss of equity method investees plus Fixed Charges.